02034428

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Tele Pizza S.A.

*CURRENT ADDRESS

PROCESSED
JUN 06 2002
THOMSON FINANCIAL
P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5001 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 5/30/02

82-5001

AR/S
12-31-01

Madrid 26th April 2002

Spanish Exchange Commission
Paseo de la castellana 19
MADRID

ATT: D. Antonio Mas Sirvent

Dear Sirs,

In compliance with the provisions of Sec. 3° of the 291/92 Act dated 7 March, please find attached the information regarding the 2001 Annual Accounts and the Director's Report of Tele Pizza, S.A. and of TelePizza Group.

Please do not hesitate to contact us if you require further information.

Fernando Zapater Marqués
Chief Executive Manager

KPMG

Auditores

Edificio Torre Europa
Paseo de la Castellana, 95
28046 Madrid

Auditors' Report on the Annual Accounts

(Translation from the original in Spanish)

To the Shareholders of
Tele Pizza, S.A.

We have audited the annual accounts of Tele Pizza, S.A. (the Company), which comprise the balance sheet at 31 December 2001, the related statement of profit and loss for the year then ended and the notes thereto, the preparation of which is the responsibility of the Company's board of directors. Our responsibility is to express an opinion on the annual accounts taken as a whole, based on our examination which was conducted in accordance with generally accepted auditing standards in Spain, which require examining, on a test basis, evidence supporting the amounts in the annual accounts and assessing the appropriateness of their presentation, of the accounting principles applied and of the estimates employed.

In accordance with prevailing Spanish legislation, these annual accounts for 2001 also include, for each individual caption in the balance sheet, statement of profit and loss and disclosure of source and application of funds, comparative figures for the previous year. We express our opinion solely on the annual accounts for 2001. The annual accounts for 2000 were examined by other independent auditors who issued their opinion thereon dated 30 March 2001, which was qualified for non-compliance with generally accepted accounting principles.

In our opinion, these annual accounts for 2001 present fairly, in all material respects, the shareholders' equity and financial position of Tele Pizza, S.A. at 31 December 2001 and the results of its operations and the source and application of funds for the year then ended, and contain sufficient information necessary for their adequate interpretation and understanding, in accordance with generally accepted accounting principles in Spain applied on a basis consistent with that of the preceding year.

The accompanying directors' report for 2001 contains such explanations as the directors consider relevant to the situation of the Company, the evolution of its business and other matters, but is not an integral part of the annual accounts. We have verified that the accounting information contained therein is consistent with that disclosed in the annual accounts for 2001. Our work as auditors is limited to the verification of the directors' report within the scope described in this paragraph and does not include a review of information other than that obtained from the Company's accounting records.

KPMG AUDITORES, S.L.

(Signed)

José Ignacio Leivar Aragón

21 March 2002

TELE PIZZA, S.A.

Annual Accounts and Directors' Report

31 December 2001

(With Auditors' Report Thereon)

(Translation from the original in Spanish)

TELE PIZZA, S.A.

Balance Sheets

31 December 2001 and 2000

(Expressed in thousands of Euros)

(Translation from the original in Spanish)

Assets	2001	2000	Shareholders' Equity and Liabilities	2001	2000
Fixed assets			Shareholders' equity (note 13)		
Establishment costs (note 5)	1,096	1,257	Share capital	6,708	6,708
Intangible assets (note 6)	14,848	14,992	Share premium	11,369	11,369
Tangible assets (note 7)	55,875	52,870	Reserves	58,080	51,851
Investments (note 8)	113,469	96,567	Profit/(loss) for the year	(8,169)	6,229
Long-term debtors (note 11)	3,620	-			
Own shares (note 9)	13,529	19,558		67,988	76,157
	202,437	185,244	Provisions for liabilities and charges (note 14)	5,037	15,002
Deferred expenses	533	742	Long-term creditors		
			Loans (note 15)	64,878	76,038
Current assets			Other creditors (note 16)	1,101	1,099
Stocks (note 10)	1,400	1,031			
Debtors (note 11)	55,071	24,577		65,979	77,137
Short-term investments (note 12)	12,462	30,555			
Cash in hand and at banks	669	820	Current liabilities		
Prepayments	1,095	389	Loans (note 17)	67,523	43,347
			Group companies (note 18)	49,052	10,838
	70,697	57,372	Trade creditors (note 19)	11,438	15,705
			Other creditors (note 20)	6,630	4,512
			Accruals	20	660
				134,663	75,062
	273,667	243,358		273,667	243,358

The accompanying notes form an integral part of the annual accounts for 2001.

TELE PIZZA, S.A.

Statements of Profit and Loss
for the years ended 31 December 2001 and 2000

(Expressed in thousands of Euros)

(Translation from the original in Spanish)

Expenses	2001	2000	Income	2001	2000
Operating expenses			Operating income		
Materials consumed (note 10)	89,860	73,272	Net sales (note 21)	195,318	202,533
Personnel expenses (note 22)	57,063	61,296	Other operating income		
Amortisation and depreciation (notes 5, 6 and 7)	8,957	9,014	Other income from ordinary activities	8,295	10,746
Changes in trade provisions (notes 10 and 11)	(550)	-	Capital grants	610	494
Other operating expenses	36,127	42,631			
Total operating expenses	191,457	186,213	Total operating income	204,223	213,773
Operating profit	12,766	27,560			
Financial expenses			Financial income		
Interest and similar expenses	7,950	5,201	*Income from investments in share capital* (note 23)	509	399
			Other interest and similar income (note 23)	1,363	1,300
Total financial expenses	7,950	5,201	Total financial income	1,872	1,699
			Net financial expenses	6,078	3,502
Profit on ordinary activities	6,688	24,058			
Extraordinary losses and expenses			Extraordinary profit and income		
Changes in provisions for investments (note 8)	6,479	2,013	Profit on disposal of fixed assets	80	5,032
Changes in provisions for own shares (note 9)	6,029	1	Profit on operations involving own shares	-	2,419
Losses on fixed assets	215	159	Extraordinary income	496	164
Extraordinary expenses	6,601	15,516	Prior years' income and profits	363	61
Prior years' losses and expenses	2,940	1,928			
Total extraordinary losses and expenses	22,264	19,617	Total extraordinary profit and income	939	7,676
			Net extraordinary expenses	21,325	11,941
Profit for the year before tax	-	12,117	Loss for the year before tax	14,637	-
Income tax	-	5,888	Income tax (note 25)	6,468	-
Profit for the year	-	6,229	Loss for the year	8,169	-

The accompanying notes form an integral part of the annual accounts for 2001.

TELE PIZZA, S.A.

Notes to the Annual Accounts

31 December 2001

(Translation from the original in Spanish)

(1) Nature and Principal Activities

Tele Pizza, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 15 June 1988. Its registered offices are located in Madrid.

The statutory activity of the Company consists of economic studies, sales promotion of all types of products on behalf of third parties, including door-to-door advertising, import and export of all types of products and raw materials, manufacture, distribution and commercialisation of products for human consumption, on behalf of the Company or third parties, and renting of machinery and equipment to third parties. All or part of these activities may be carried out indirectly by the Company either through the ownership of shares or shareholdings in companies with identical or similar activities or by any other manner permitted by Spanish legislation.

The principal activity of Tele Pizza, S.A. consists of the management and operation of fast-food sales outlets and restaurants under the brandname TelePizza, for consumption at home and on the premises. At 31 December 2001 this activity is carried through premises owned by the Company and franchises, all located in Spain.

The franchise activity consists mainly of advising on the management of shops and restaurants owned by third parties that operate under the TelePizza brandname. The Company receives a percentage of its franchisees' sales (royalty) for these services.

The Company centralises the promotion and advertising activities of all the restaurants and shops operating in Spain under the TelePizza brandname, a number of which are operated by subsidiaries.

The Company has incorporated and invested in companies which comprise the Tele Pizza Group, which generally carry out the same activities, in Spain and abroad (see note 8).

In 2000 the Company took certain action to restructure the organisation of its business units. At an extraordinary general meeting held on 1 December 2000 the shareholders of Tele Pizza, S.A. agreed to transfer the industrial business activity to a group company, Elaboración y Suministros de Alimentos, S.L. (Eysal). As a result of this restructuring, since 1 December 2000 the Company is no longer directly in charge of the production activity, supply of raw materials or storage and distribution of products.

(2) Basis of Presentation

The directors of the Company have prepared these annual accounts in the format established by prevailing Spanish legislation to present fairly the shareholders' equity, financial position, results of operations and changes in financial position for 2001, and to present the proposed application of the loss for the year.

These annual accounts have been prepared on the basis of the auxiliary accounting records of the Company. The directors consider that the annual accounts for 2001 will be approved without significant changes.

As required by Spanish accounting principles, the balance sheet, statement of profit and loss and disclosure of source and application of funds for 2001 include comparative figures for the prior year, which formed a part of the 2000 annual accounts approved by the shareholders at their annual general meeting held on 22 June 2001. To facilitate comparison in the statement of profit and loss, Euros 8,920 thousand have been reclassified between net sales and other operating income. As permitted by such principles, the Company has opted to omit comparative data for 2000 from the notes to the accounts for 2001.

At 31 December 2001 the Company has negative working capital which while being characteristic of the sector, is mainly due to investments in fixed assets during the year.

Since the end of 2001 the Company has prepared its accounting records in Euros. Consequently, the comparative figures for 2000 included in the balance sheet, statement of profit and loss, disclosure of source and application of funds have been converted by applying the fixed exchange rate between the Euro and the Peseta and regulations regarding roundings.

(3) Application of Loss

The directors propose that the loss for the year ended 31 December 2001 be carried forward as accumulated losses. This proposal is subject to the approval of the shareholders at their annual general meeting.

The distribution of earnings for the year ended 31 December 2000, carried out in 2001, is shown in the details of changes in shareholders' equity in note 13.

(4) Significant Accounting Principles

The accompanying annual accounts have been prepared in accordance with accounting principles established in the Spanish General Chart of Accounts, the most significant of which are as follows:

(a) Establishment costs

Establishment costs, which comprise those incurred on opening new shops and increasing share capital, are stated at cost less accumulated amortisation calculated on a straight line basis over a period of five years.

(b) Intangible assets

Intangible assets are stated at cost of acquisition or direct cost of production, as appropriate, net of accumulated amortisation as follows:

- Concessions, patents, licences, trademarks and similar items are stated at cost and amortised on a straight line basis over the four-year period in which they are estimated to provide revenues.

- Goodwill arising from acquisitions is stated at cost. Goodwill on merger operations corresponds to the difference between the net book value of the interests held by Tele Pizza, S.A. and the shareholders' equities of the absorbed companies, to the limit of the market value. Goodwill is amortised systematically over the twenty-year period in which it is estimated to provide revenues.

- Charges paid for the award of administrative concessions are amortised on a straight line basis over the period of each concession.

- Software is stated at cost and, once installation has been completed, is amortised on a straight line basis over the four-year period of expected use. Software maintenance costs are expensed when incurred.

- The rights to use and the option to purchase tangible assets contracted through lease financing are recorded at the cash value of the asset at the time of acquisition. These rights are amortised on a straight line basis over the useful lives of the leased assets. The total lease instalments and the amount of the purchase option are recorded as a liability. The initial difference between the total debt and the cash value of the asset, equivalent to the financial cost of the operation, is recorded under deferred expenses and expensed over the term of the contract using a financial method. When the purchase option is exercised, the cost and accumulated depreciation of these goods is transferred to the corresponding tangible asset category.

(c) Tangible assets

Tangible assets are stated at cost, less accumulated depreciation.

Depreciation is provided on a straight line basis over the estimated useful lives of the assets as follows:

	Years
Buildings	33
Plant and machinery	7-10
Other installations, equipment and furniture	10
Motor vehicles	2
Information technology equipment	5

Repairs and maintenance costs which do not improve the related assets or extend their useful lives are expensed when incurred.

As contracts for the rental of premises are generally for a period of ten years or more, costs incurred on improvements made and refurbishment are depreciated over the estimated useful lives of the installations.

(d) Investments

Investments in group companies are stated at cost of acquisition, including other inherent costs. Cost does not include accrued dividends not paid at the acquisition date.

Provision is generally made for a decline in value of investments where circumstances so dictate. In the case of share capital holdings, provision is made where cost exceeds the underlying net book value, adjusted to take into account any latent unrecorded goodwill at year end.

Investments in group companies are not consolidated for the purposes of the individual accounts of the Company and are stated at cost. The Company prepares separate consolidated annual accounts at 31 December 2001, which show shareholders' equity and profit attributable to the Parent company of Euros 93,117 thousand and Euros 5,128 thousand, respectively.

(e) Own shares

Own shares associated with stock option plans are stated at average weighted cost of acquisition. Provision is made to reflect these shares at market value.

(f) Deferred expenses

Deferred expenses comprise loan arrangement expenses and deferred interest on debts and are expensed over the terms of the corresponding debts using a financial method.

(g) Stocks

Stocks are stated at average weighted cost.

The Company makes provision for stocks where cost exceeds market value or when circumstances indicate doubtful recovery of such costs.

(h) Debtors

The Company makes provision for doubtful accounts in respect of overdue balances and when circumstances indicate doubtful collection.

(i) Foreign currency transactions

Foreign currency transactions are accounted for in Euros at the rates of exchange prevailing at the transaction date. Exchange gains or losses on settlement of balances are taken to profit or loss when they arise.

Balances receivable and payable in foreign currency at year end are expressed in Euros at rates of exchange approximating those at 31 December. Unrealised foreign exchange losses, determined for groups of currencies with similar maturity or market trends, are charged to expenses while unrealised exchange gains, similarly determined, are deferred.

(j) Current/Long-term

Assets and liabilities are classified as current if maturing within twelve months and long-term if maturing more than twelve months from the balance sheet date.

(k) Compensation for termination of employment

Except in the case of justifiable cause, companies are liable to pay indemnities to employees whose services are discontinued

In the absence of any foreseeable need for abnormal termination of employees' services and because indemnities are not payable to employees retire or voluntarily leave the Company, indemnity payments, if they arise, are expensed when the decision to terminate employment is taken.

(l) Income taxes

Income taxes are calculated based on profit reported for accounting purposes, adjusted for permanent differences with fiscal criteria and taking into consideration any applicable credits and deductions. The effects of timing differences, if applicable, are included in deferred tax assets or liabilities.

Tax credits in respect of loss carryforwards are recognised as deferred tax assets when the directors of the Company consider their future realisation to be reasonably assured based on estimated profitability on normal business activities. Should this not be the case, tax credits are recognised as a reduction of income tax expense in the year in which the loss is utilised.

(5) Establishment Costs

Movement in establishment costs during 2001 is as follows:

	Thousands of Euros				
	Balances at 31.12.00	Additions	Disposals	Transfers (note 7)	Balances at 31.12.01
Start-up costs	1,225	265	(9)	28	1,509
Share issue costs	32	-	-	-	32
	1,257	265	(9)	28	1,541
Less, accumulated amortisation	-	(445)	-	-	(445)
	1,257	(180)	(9)	28	1,096

Opening balances are disclosed net of accumulated amortisation.

(6) Intangible Assets

Details of intangible assets and movement during 2001 are as follows:

	Thousands of Euros				
	Balances at 31.12.00	Additions	Disposals	Transfers (note 7)	Balances at 31.12.01
Cost					
Concessions, patents, licences, trademarks and similar	1,566	146	(35)	-	1,677
Goodwill	9,634	-	-	146	9,780
Software	2,214	975	-	(95)	3,094
Rights over leased assets	3,252	-	-	-	3,252
Software in progress	1,299	275	(18)	-	1,556
	17,965	1,39	(53)	51	19,359
Accumulated amortisation					
Concessions, patents, licences, trademarks and similar	(977)	(210)	22	-	(1,165)
Goodwill	(679)	(526)	-	(146)	(1,351)
Software	(750)	(588)	-	-	(1,338)
Rights over leased assets	(567)	(90)	-	-	(657)
	(2,973)	(1,41	22	(146)	(4,511)
	14,992	(18)	(31)	(95)	14,848

The Company has contracted certain assets through lease financing, comprising commercial premises, furniture, information technology and other equipment.

Details of these assets and the most significant contracts signed are as follows:

			Thousands of Euros		
Asset	Date of contract	Number of monthly instalments	Cash value	Amount of final instalment	Purchase option
Commercial premises	03/92	120	322	5	48
Commercial premises	06/92	120	195	2	23
Commercial premises	05/95	120	511	7	7
Commercial premises	10/94	120	258	3	39
Commercial premises	01/94	120	270	3	47
Commercial premises	03/95	120	210	1	37
Commercial premises	07/94	120	219	3	3
Commercial premises	02/94	120	361	4	3
Commercial premises	06/94	120	240	3	3
Commercial premises	03/94	120	452	5	6
Commercial premises	11/95	120	177	2	3
Furniture	01/95	36	5	-	-
Information technology equipment	01/99	36	4	-	-
Information technology equipment	01/99	36	4	-	-
Information technology equipment	01/99	36	3	-	-
Motorbikes	03/98	60	7	-	-
Motorbikes	02/99	36	7	-	-
Motorbikes	01/99	36	7	-	-
Total cost			3,25		
Less, accumulated amortisation			(657)		
			2,59		

A summary of the liabilities resulting from these operations at 31 December 2001 is as follows:

	Thousands of Euros
Total liability under the contracts	4,646
Payments made	
In prior years	(2,957)
During the year	(449)
Lease financing creditors	1,240

Details of these liabilities are as follows:

	Thousands of Euros		
	Long term	Short term	Total
Principal	629	366	995
Interest	41	49	90
VAT	101	54	155
	771 (note 15)	469 (note 17)	1,240

Details of fully amortised assets at 31 December 2001 are as follows:

	Thousands of Euros
Concessions, patents, licences, trademarks and similar	961
Software	9
	970

It is Company policy to contract insurance policies to cover any risks that may arise on intangible assets.

(7) Tangible Assets

Details in tangible assets and movement during 2001 are as follows:

	Thousands of Euros				
	Balances at 31.12.00	Additions	Disposals	Transfers (notes 5 and 6)	Balances a 31.12.01
Cost					
Land and buildings	13,847	2,517	-	(1,204)	15,1
Plant and machinery	51,376	5,969	(7,475)	968	50,8
Other installations, equipment and furniture	4,092	385	(434)	652	4,6
Motor vehicles	4,202	510	(1,495)	-	3,2
Information technology equipment	8,165	1,301	(828)	113	8,7
Fixed assets under construction	-	5,800	(926)	856	5,7
	81,682	16,482	(11,158)	1,385	88,3
Accumulated depreciation					
Buildings	(573)	(116)	-	-	(689)
Plant and machinery	(18,051)	(4,880)	2,813	(1,047)	(21,1
Other installations, equipment and furniture	(1,425)	(384)	152	(413)	(2,0
Motor vehicles	(3,368)	(481)	1,286	-	(2,5
Information technology equipment	(5,222)	(1,237)	461	142	(5,8
	(28,639)	(7,098)	4,712	(1,318)	(32,3
Provision for depreciation	(173)	-	-	-	(173)
	52,870	9,384	(6,446)	67	55,8

Additions mainly reflect the acquisition of land for the construction of a new logistics distribution platform and new Company head offices in San Sebastian de los Reyes (Madrid), which should be completed by September 2002 (see note 27). Additions also include investments in installations and machinery in new shops and as a result of a change in the format of existing shops.

Disposals mainly reflect assets ceded from own shops converted into franchises.

Details of fully depreciated assets at 31 December 2001 are as follows:

	Thousands of Euros
Plant and machinery	4,517
Other installations, equipment and furniture	409
Motor vehicles	2,685
Information technology equipment	3,448
	11,059

It is Company policy to contract insurance policies to cover any risks that may arise on tangible assets.

(8) Investments

Investments at 31 December 2001 and movement during the year are as follows:

	Thousands of Euros				
	Balances at 31.12.00	Additions	Disposals	Transfers (note 12)	Balances at 31.12.01
Investments in group companies	99,956	21,855	-	(959)	120,852
Investments in associated companies	65	-	-	-	65
Long-term investments	33	-	(33)	-	-
Credit for losses to be offset in the long term (note 25)	-	2,620	-	-	2,620
Other loans	1,238	72	(302)	-	1,008
Guarantee deposits	1,589	97	-	-	1,686
	102,881	24,644	(335)	(959)	126,231
Less, provisions for investments	(6,314)	(6,905)	426	31	(12,762)
	96,567	17,739	91	(928)	113,469

Details of investments in group companies, which at no time are listed on the stock exchange, are included in the accompanying Appendix I, which forms an integral part of this note. All the companies included have been audited at 31 December 2001, except Telepizza Fuenlabrada, S.A., Telepizza Algeciras, S.A., Circol, S.A. and Telepizza Maroc, S.A., which have been subject to limited review, and Lubasto Holding, B.V. as it is not representative.

The activity of the subsidiaries is essentially the same as that of Tele Pizza, S.A., except for Lubasto Holding, B.V., which holds 50% of the shares of A Tu Hora, S.A., a company operating in the electronic commerce area.

At 31 December 2001 the subsidiaries Telepizza UK, plc and Telepizza Maroc, S.A. have negative equity. The Company has made provision for liabilities and charges to cover the accumulated losses in these subsidiaries (see note 14).

Details of movement in the provision for the decline in value of investments are as follows:

	Thousands of Euros				
	Balances at 31.12.00	Charge	Reversal	Transfer	Balances at 31.12.01
Telepizza France, S.A.	4,268	4,792	-	-	9,060
Telepizza UK, plc	1,092	1,695	-	-	2,787
Telepizza Poland Sp. Z o.o.	429	-	(426)	(3)	-
Circol, S.A.	435	-	-	-	435
Vending Pizza, S.A.	31	-	-	(31)	-
Lubasto Holding B.V.	-	418	-	-	418
Telepizza Maroc, S.A.	59	-	-	3	62

6,314	6,905	(426)	(31)	12,762

(9) Own Shares

During 2001 the Company has maintained 7,775,000 own shares without movement, in order to comply with the stock option plans for employees of the Company. The total nominal value amounts to Euros 233 thousand, representing 3.48% of the share capital at 31 December 2001. In accordance with article 79.3 of the Spanish Companies Act, the Company has created the corresponding mandatory non-distributable reserve (see note 13(d)).

The Company has made provision for the difference between the average acquisition cost of the aforementioned own shares and their listed price on the stock exchange at 31 December 2001. Movement is as follows:

	Thousands of Euros		
	Balances at 31.12.00	Additions	Balances at 31.12.01
Acquisition cost	35,263	-	35,263
Less, provisions	(15,705)	(6,029)	(21,734)
	19,558	(6,029)	13,529

Of the total number of own shares, 5,011,394 shares are assigned to the Company stock option plans. The remaining 2,736,606 shares will cover new stock option plans, the terms and conditions of which will be proposed, when appropriate, by the board of directors at the general shareholders meeting. The exercise price of the options will be higher than the net book value of the shares recorded in the balance sheet at 31 December 2001.

(10) Stocks

This caption comprises foodstuffs and other products.

In 2001 the Company has reversed the provision of Euros 434 thousand for obsolescence made on 31 December 2000.

The total cost of materials consumed during 2001 was as follows:

	Thousands of Euros
Purchases (note 23)	89,795
Change in stocks	65
	89,860

It is Company policy to contract insurance policies to cover any risks that may arise on stocks.

(11) Debtors

Details of debtors are as follows:

	Thousands of Euros	
	Long term	Short term
Trade debtors	3,620	8,420
Group companies (note 18)	-	36,544
Sundry debtors	-	4,788
Public entities	-	5,398
	3,620	55,150
Less, provision for doubtful debts	-	(79)
	3,620	55,071

Long term debtors mature is as follows:

	Thousands of Euros
Two years	1,321
Three years	312
Four years	312
Five years	312
Thereafter	1,363
	3,620

Debtor balances with public entities include the following:

	Thousands of Euros
With tax authorities	
Tax rebate	1,671
Withholdings and payments on account	22
Credit for losses to be offset in the short term (note 25)	3,705
	5,398

Movement in the provision for doubtful debts during 2001 is as follows:

	Thousands of Euros
Balance at 1 January	195
Charges	79
Reversals	(195)
Balance at 31 December	79

(12) Short-Term Investments

Details of short-term investments are as follows:

	Thousands of Euros				
	Balances at 31.12.00	Additions	Disposals	Transfers (note 8)	Balances at 31.12.01
Short-term investments	-	-	-	959	959
Loans to group companies (note 18)	30,21	35,259	(54,306)	-	11,17
Short-term investment securities	256	-	-	-	256
Dividend (note 18)	-	164	-	-	164
Other loans	94	-	(94)	-	-
Short-term guarantee deposits	90	-	(44)	-	46
	30,65	35,423	(54,444)	959	12,59
Provision for decline in value of investments	(104)	-	-	(31)	(135)
	30,55	35,423	(54,444)	928	12,46

The Company has classified as short-term certain investments in group companies which will be disposed in 2002 (see Appendix I).

In 2001 the Company has written off loans of Euros 14,525 thousand extended to its subsidiary Vending Pizza, S.A. and applied the provision made in prior years (see note 14).

(13) Shareholders' Equity

Movement in shareholders' equity is as follows:

	Thousands of Euros							
	Share capital	Share premium	Legal reserve	Own shares reserve	Merger reserve	Voluntary reserves	Profit and loss	Total
Balances at 31.12. 00	6,708	11,369	1,290	19,55	13	30,990	6,229	76,157
Distribution of 2000 profit	-	-	-		-	6,229	(6,229)	-
Adjustment of reserves for own shares	-	-	-	(6,02	-	6,029	-	-
2001 loss	-	-	-	-	-	-	(8,169)	(8,169)
Balances at 31.12. 01	6,708	11,369	1,290	13,52	13	43,248	(8,169)	67,988

(a) Share capital

At 31 December 2001 share capital consists of 223,597,400 registered shares of Euros 0.03 par value each, fully subscribed and paid. All shares have the same voting and profit sharing rights, except own shares (see note 9), the voting and profit sharing rights of which are suspended. At 31 December 2001 no shareholder has an interest of over 10% of the share capital.

All shares are quoted on the stock exchange.

(b) Share premium

The share premium is subject to the same restrictions and may be used for the same purposes as the voluntary reserves of the Company, including conversion into share capital.

(c) Legal reserve

Companies are obliged to transfer 10% of the profits for the year to a legal reserve until such reserve reaches an amount equal to 20% of the share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital.

(d) Reserve for own shares

In accordance with article 79 of the Spanish Companies Act, the Company has provided an amount for own shares in special situations (see note 9). This reserve is not distributable unless the shares are disposed of or redeemed by the Company.

(e) Voluntary reserves

Voluntary reserves are freely distributable, except for Euros 9,525 thousand corresponding to establishment costs and goodwill pending amortisation at 31 December 2001.

(14) Provisions for Liabilities and Charges

Provisions for liabilities and charges mainly comprise the estimated amounts needed to cover contingencies for liabilities that could arise, directly or indirectly, from the Company's activities. Movement in 2001 is as follows:

	Thousands of Euros				
	Balance at 31.12.00	Charges	Reversals	Applications	Balance at 31.12.01
Investments in group companies	-	3,898	-	-	3,8
Vending Pizza, S.A. (note 12)	14,853	-	(328)	(14,525)	-
Other provisions	149	990	-	-	1,1
	15,002	4,888	(328)	(14,525)	5,0

Details of the provision for investments in group companies are as follows:

	Thousands of Euros
Telepizza UK, plc	3,230
Telepizza Maroc, S.A.	668
	3,898 (note 8)

(15) Long-Term Loans

Details of long-term loans are as follows:

		Thousands of Euros	
Type	Final maturity	Original amount	Balance at 31.12.01
Syndicated loan	20,07,2005	96,162	85,477
Less, short-term maturities (note 17)			(21,370)
			64,107
Lease finance creditors (note 6)			771
			64,878

Lease finance creditors (note 6)	771
	64,878

The syndicated loan bears interest at market rates.

Details of the maturities of the syndicated loan are as follows:

Maturity	Thousands of Euros
One year	21,370
Two years	21,370
Three years	21,369
Four years	21,368
	85,477

(16) Other Long-Term Creditors

Details of other long-term creditors are as follows:

	Thousands of Euros
Deferred tax liability (note 25)	595
Deposits received	320
Other creditors	186
	1,101

(17) Short-Term Loans

Details of this caption are as follows:

	Thousands of Euros	
	Limit	Drawn down
Credit facilities	49,1	45,138
Short-term syndicated loan (note 15)		21,370
Accrued interest		546
Lease finance creditors (note 6)		469
		67,523

Credit facilities bear interest at market rates and maybe extended on maturity if required.

(18) Balances with Group and Associated Companies

Balances with group and associated companies at 31 December are as follows:

	Thousands of Euros	
	Debtors	Creditors
Trade debtors (note 11)	12,546	-
Current accounts (note 11)	23,998	-
Loans extended (note 12)	11,172	-
Loans received	-	28,592
Current accounts	-	7,460
Suppliers	-	13,000
Dividend receivable (note 12)	164	-
	47,880	49,052

Loans received from and extended to group and associated companies accrue interest at market rates.

(19) Trade Creditors

Details are as follows:

	Thousands of Euros
Suppliers	1,434
Creditors for services rendered	9,078
Advances from customers	926
	11,438

(20) Other Creditors

Details are as follows:

	Thousands of Euros
Public entities	3,995
Salaries payable	1,929
Other debts	706
	6,630

Credit balances with public entities include the following:

	Thousands of Euros
With tax authorities	
Withholdings	744
VAT payable	475
Social Security	1,272
Deferred tax liabilities (note 25)	1,504
	3,995

(21) Net Sales

Distribution of net sales by geographical markets is as follows:

	Thousands of Euros
Domestic market	193,326
Exports	1,992
	195,318

All the Company's sales have been made in Pesetas or Euros.

(22) Personnel Expenses

Details are as follows:

	Thousands of Euros
Wages and salaries	45,438
Social Security	11,508
Other social charges	117
	57,063

The average number of equivalent fulltime employees, distributed by category, is as follows:

Management	35
Shop managers	202
Administrative staff	94
Other personnel	3,039
	3,370

The average headcount in 2001 has been 6,676.

(23) Transactions with Group and Associated Companies

The main transactions with Group and associated companies, detailed by item, are as follows:

	Thousands of Euros
Sales	15,860
Purchases	85,778
Services rendered	6,326
Services received	66
Financial income	1,270
Financial expenses	960
Dividends received	509

(24) Remuneration of and Balances with Directors

During the year ended 31 December 2001 the directors of the Company earned remuneration of Euros 769 thousand in respect of allowances, salaries and other items.

At 31 December 2001 the Company has no advances or loans with directors and has no pensions or insurance premiums commitments with members of the board.

(25) Taxation

The standard rate of tax is 35%, reduced by certain credits.

Due to the treatment permitted by fiscal legislation for certain transactions, the accounting loss differs from the tax loss. A reconciliation of accounting loss for the year with the tax loss that the Company expects to declare after approval of the annual accounts is as follows:

	Thousands of Euros
Loss for the year, before income tax	(14,637)
Permanent differences	
Provision for Vending Pizza, S.A. (note 14)	(14,525)
Provision for own shares (note 9)	6,029
Provision for investments (note 14)	3,898
Others, net	584
Adjusted accounting loss	(18,651)
Timing differences	
Reversal of prior years	
- Fiscal plan for accelerated depreciation	580
Tax loss	(18,071)
Tax at 35%	6,325
Credit for losses available for offset	6,325

The income tax credit for the year is calculated as follows:

	Thousands of Euros
Accounting loss at 35%	(6,527)
Tax on foreign profits	59
	(6,468)

The Company has recognised a tax credit of Euros 6,325 thousand for losses incurred during the year. Euros 2,620 thousand have been recorded in the long term and Euros 3,705 thousand have been disclosed under short term based on the respective periods in which these losses are expected to be offset (see notes 8 and 11).

In 2001 the Company has also recorded deferred tax liability of Euros 1,184 thousand due to the difference between the estimate of income tax payable for 2000 and the final settlement made in 2001. This is in addition to the amounts shown in the above reconciliation.

Details of timing differences in the recognition of expenses and income for accounting and tax purposes and the corresponding accumulated deferred tax assets and liabilities, including the adjustment described in the previous paragraph, are as follows:

	Thousands of Euros	
	Timing differences	Tax effect
Deferred tax liabilities		
Fiscal plan for accelerated depreciation	1,783	624
Fiscal plan for reinvestment – capital gain on Delivery Delta	4,043	1,415
Lease financing operations	171	60
	5,997	2,099

At 31 December 2001 the Company has classified Euros 595 thousand as a long-term deferred tax liability (see note 16). The remaining amount is recorded as short-term (see note 20).

In accordance with current legislation, taxes cannot be considered definitive until they have been inspected and agreed by the tax authorities or before the inspection period of four years has elapsed. At 31 December 2001 the Company has open to inspection by the tax authorities all applicable taxes since 1 January 1997. The board of directors of the Company does not expect that significant additional liabilities would arise in the event of inspection.

In accordance with Spanish tax legislation, losses declared may be carried forward to be offset against profits of the fifteen subsequent accounting periods, the amount being distributed as considered appropriate. Losses are offset when the tax declarations are filed, without prejudice to the tax authorities' power of inspection. On the basis of income tax returns filed for 2001 the Company has loss carryforwards of Euros 18,071 thousand generated during this year which may be offset until 2016.

(26) Guarantees to Third Parties and Other Contingent Liabilities

At 31 December 2001 the Company has obtained bank guarantees of Euros 1,581 thousand.

(27) Subsequent Events

On 18 January 2002 the Company entered into a contract whereby it undertook to sell the building under construction to which the Company, as lessee, will transfer its new headquarters. This contract establishes that the Company will be responsible for continuing construction work and will deliver the building on completion.

The directors of the Company estimate that no loss will be incurred on the aforementioned sale commitment.

(28) Statements of Source and Application of Funds

The statements of source and application of funds for the 2001 and 2000 are shown in Appendix II, which forms an integral part of this note to the annual accounts.

TELE PIZZA, S.A.

2001 Directors' Report

(Translation from the original in Spanish)

1. Company's position and Business performance

In 2001 Tele Pizza, S.A. incurred a net loss of Euros 8.17 million. This figure has been particularly affected by significant extraordinary losses, mainly derived from closure of operations in the UK and Morocco, as well as a provision for the decline in the value of own shares.

Tele Pizza, S.A. has continued to pursue its development strategy as a franchise business. This year the Company has introduced a new support structure for franchisees, leading to significant improvements in the quality of the advisory services provided, which have been recognised in the award to the Company from the Spanish Association for the Development and Defence of Franchisees (AEDEF).

In 2001 Tele Pizza, S.A. began development of a new concept, *La Piazza*, focusing on pizza consumption outside the home. The chain is the first to provide pizza as the main product of a wide range of fast service offerings. By the end of 2001 seven restaurants are in operation. This number is expected to rise to 14 during 2002.

Plans to expand in towns of less than 30,000 inhabitants have continued with 21 franchises operational at the end of 2001. A further 20 franchises are currently being opened.

2. R&D

Research and development policies have continued along the same lines as in prior years.

3. Own shares

At 31 December 2001 the Company has 7,775,000 own shares with a total nominal value of Euros 233 thousand, representing 3.48% of share capital. In accordance with article 79.3 of the Spanish Companies Act, Tele Pizza, S.A. has provided for the mandatory non-distributable reserve.

4. Significant subsequent events

On 18 January 2002 the Company has formally undertaken to sell the building under construction to which the Company, as lessee, will transfer its new head offices in 2002.

The contract will be executed in public deed once construction of the building has been completed by the Company.

TELE PIZZA, S.A.

Diligencia de Firma

The Annual Accounts and the Director's Report , which are included on pages above, were prepared by the Board of Directors of Tele Pizza, S.A., during its meeting held on 21 March 2002. In this same meeting, the Chairman and Secretary of the Board signed the aforementioned pages in representation of the other Board members.

Pedro Ballvé Lantero
Chairman

José Carlos Olcese Santonja
Vice-Chairman

Aldo Olcese Santonja
Board Member

Alfonso Martínez de Irujo Fitz-James Stuart
Board Member

Rainiero Vanni D´Archirafi
Board Member

Joaquín Cayuela Vergés
Board Member

Antonio Catalán Díaz
Board Member

Claudio Boada Palleres
Board Member

Rafael Hernández García
Board Member

Guillermo de la Dehesa Romero
Board Member

Fernando Zapater Marques
Board Member

Javier Gaspar Pardo de Andrade
Non Board Member Secretary

Appendix I

TELE PIZZA, S.A.

Details of Investments in Group Companies
31 December 2001

(Expressed in thousands of Euros)

(Translation from the original in Spanish)

	Percentage ownership	Shareholders' equity: Share capital	Reserves	Profit/(Loss): Ordinary	Profit/(Loss): Extraordinary	Interim dividend	Total	Value of investment: Cost	Provision	Net
Investments										
Telepizza Córdoba, S.A.	100.0%	123	671	73	(197)	-	670	484		484
Eysal Group	100.0%	5,128	14,124	10,649	(3,378)	-	26,523	21,451		21,451
Telepizza Insular Group	51.0%	108	3,108	665	(1,224)	(322)	2,657	1,095		1,095
Telepizza Fuenlabrada, S.A.	70.0%	96	186	93	3	-	378	67		67
Telepizza Algeciras, S.A.	51.0%	78	297	131	-	-	506	40		40
Mixor, S.A.	100.0%	3,215	2,158	(107)	(924)	-	4,342	8,462		8,462
Circol, S.A.	100.0%	1,085	238	44	(36)	-	1,331	1,800	(43	1,365
Fawn, S.A.	100.0%	331	3,887	1,200	(91)	-	5,327	7,895		7,895
Sedes, S.A.	100.0%	150	2,925	748	(34)	-	3,789	3,339		3,339
Telepizza Chile Group	88.0%	3,933	1,683	1,234	(256)	-	6,594	2,051		2,051
Telepizza Portugal Group	100.0%	1,893	3,608	2,243	(198)	-	7,546	2,861		2,861
Telepizza Poland Sp. Z o.o.	100.0%	8,193	854	(291)	(101)	-	8,655	8,135		8,135
Telepizza Mexico Group	100.0%	44,452	(768)	560	(591)	-	43,653	44,453		44,453
Telepizza France, S.A.	81.9%	6,484	2,132	(498)	(4,042)	-	4,076	11,962	(9,0	2,902
Telepizza UK, Plc	100.0%	2,787	(1,384)	(1,434)	(3,199)	-	(3,230)	2,787	(2,7	-
Telepizza Granada, S.A.	100.0%	108	336	109	(2)	-	551	2,581		2,581
Telepizza Maroc, S.A.	99.9%	59	(249)	(194)	(284)	-	(668)	62		-
Lubasto Holding, B.V.	100.0%	27	1,277	(9)	(386)	-	909	1,327	(41	909
Short-term investments								120,852	(12, 762	108,090

Vending Pizza, S.A.	51.0%	60	(12,014)	-	(2,572)	-	(14,526)	31	-
Vending Universe, S.L.	51.0%	60	-	-	-	-	60	31	31
PW España, S.L.	100.0%	3	-	-	-	-	3	3	3
Telecocina Mediterránea, S.L.	100.0%	3	-	-	-	-	3	3	3
Teleoriental, S.L.	100.0%	3	-	-	-	-	3	3	3
Telegrill España, S.L.	100.0%	3	-		-	-	3	3	3
Telepizza Hellas, A.E.	60.0%	1,467	-	34	-	-	1,501	885	885
								959	928

This Appendix forms an integral part of note 8 to the annual accounts for 2001, in conjunction with which it should be read.

TELE PIZZA, S.A.

Statements of Source and Application of Funds
for the years ended 31 December 2001 and 2000

(Expressed in thousands of Euros)

(Translation from the original in Spanish)

Applications	2001	2000
Acquisitions of fixed assets		
Establishment costs	265	1,303
Intangible assets	1,396	6,825
Tangible assets	16,482	25,628
Investments	24,644	42,252
Long-term debtors	3,620	-
Own shares	-	26,520
	46,407	102,528
Deferred income	-	3
Deferred expenses	-	455
Cancellation or transfer to short term of long-term debt	11,319	260
Application of provisions for liabilities and charges	14,525	-
Total applications	72,251	103,246

Sources	2001	2000
Funds generated from operations		
Profit/(loss) for the year	(8,169)	6,229
Amortisation and depreciation	8,957	9,014
Changes in provision for investments	6,479	2,064
Loss/(profit) on disposal of fixed assets	135	(4,873)
Profit on disposal of own shares	-	(2,419)
Changes in provision for own shares	6,029	-
Recognition of deferred expenses	209	-
Net change in provisions for liabilities and charges	4,560	14,175
Total funds generated from operations	18,200	24,190
Increase in share capital	-	268
Share premium	-	11,369
Long-term creditors		
Loans	-	18,428
Deposits	161	46
Transfer to short term of long-term investments	928	-
Disposal of fixed assets		
Tangible and intangible assets	6,351	5,110
Investments	335	28,389
Own shares	-	6,823
Decrease in working capital	46,276	8,623
Total sources	72,251	103,246

Changes in working capital

	2001		2000	
	Increases	Decreases	Increases	Decreases
Stocks	369	-	-	4,617
Debtors	30,494	-	-	745
Current liabilities	-	59,601	-	24,981
Short-term investments	-	18,093	24,859	-
Cash in hand and at banks	-	151	-	2,521
Prepayments	706	-	-	618
	31,569	77,845	24,859	33,482
Increase in working capital	46,276	-	8,623	-
	77,845	77,845	33,482	33,482

This Appendix forms an integral part of note 28 to the annual accounts for 2001, in conjunction with which it should be read.

Madrid 26th April 2002

Spanish Exchange Commission
Paseo de la castellana 19
MADRID

ATT: D. Antonio Mas Sirvent

Dear Sirs,

In compliance with the provisions of Sec. 3° of the 291/92 Act dated 7 March, please find attached the information regarding the 2001 Annual Accounts and the Director's Report of Tele Pizza, S.A. and of TelePizza Group.

Please do not hesitate to contact us if you require further information.

Fernando Zapater Marqués
Chief Executive Manager

KPMG

Auditores

Edificio Torre Europa
Paseo de la Castellana, 95
28046 Madrid

Auditors' Report on the Consolidated Annual Accounts

(Translation from the original in Spanish)

To the Shareholders of
Tele Pizza, S.A.

We have audited the consolidated annual accounts of Tele Pizza, S.A. (the Company) and its subsidiaries (the Group), which comprise the consolidated balance sheet at 31 December 2001, the related consolidated statement of profit and loss for the year then ended and the consolidated notes thereto, the preparation of which is the responsibility of the Company's board of directors. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on our examination which was conducted in accordance with generally accepted auditing standards in Spain, which require examining, on a test basis, evidence supporting the amounts in the consolidated annual accounts and assessing the appropriateness of their presentation, of the accounting principles applied and of the estimates employed.

In accordance with prevailing Spanish legislation, these consolidated annual accounts for 2001 also include, for each individual caption in the consolidated balance sheet and statement of profit and loss, comparative figures for the previous year. We express our opinion solely on the consolidated annual accounts for 2001. The consolidated annual accounts for 2000 were examined by other independent auditors who issued their opinion thereon dated 30 March 2001, which was qualified for non-compliance with generally accepted accounting principles.

In our opinion, these consolidated annual accounts for 2001 present fairly, in all material respects, the consolidated shareholders' equity and consolidated financial position of Tele Pizza, S.A. and its subsidiaries at 31 December 2001 and the consolidated results of operations for the year then ended, and contain sufficient information necessary for their adequate interpretation and understanding, in accordance with generally accepted accounting principles in Spain applied on a basis consistent with that of the preceding year.

The accompanying directors' report for 2001 contains such explanations as the directors consider relevant to the situation of the Group, the evolution of its business and other matters, but is not an integral part of the consolidated annual accounts. We have verified that the accounting information contained therein is consistent with that disclosed in the consolidated annual accounts for 2001. Our work as auditors is limited to the verification of the directors' report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Tele Pizza, S.A. and its subsidiaries.

KPMG AUDITORES, S.L.

(Signed)

José Ignacio Leivar Aragón

21 March 2002

TELE PIZZA, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts and Directors' Report

31 December 2001

(With Auditors' Report Thereon)

(Translation from the original in Spanish)

TELE PIZZA, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

31 December 2001 and 2000

(Expressed in thousands of Euros)

(Translation from the original in Spanish)

Assets	2001	2000
Fixed assets		
Establishment costs (note 4)	2,454	4,936
Intangible assets (note 5)	18,788	24,719
Tangible assets (note 6)	133,496	133,227
Investments (note 7)	13,293	6,444
Long-term trade debtors (note 11)	12,381	-
Parent company shares (note 8)	13,529	19,558
	193,941	188,884
Goodwill on consolidation (note 9)	24,212	25,715
Deferred expenses	715	789
Current assets		
Stocks (note 10)	12,137	12,783
Debtors (note 11)	49,025	43,423
Short-term investments (note 12)	3,463	6,050
Cash in hand and at banks	5,382	5,878
Prepayments	1,787	776
	71,794	68,910
	290,662	284,298

Shareholders' Equity and Liabilities	2001	2000
Shareholders' equity (note 13)		
Share capital	6,708	6,708
Parent company reserves	67,275	67,447
Reserves in consolidated companies	14,006	8,852
Profit for the year attributable to Parent company (note 23)	5,128	5,044
	93,117	88,051
Minority interests (note 14)	2,530	3,025
Negative consolidation differences (note 15)	408	408
Deferred income (note 6)	812	1,277
Provision for liabilities and charges (note 16)	2,858	5,579
Long-term creditors (note 17)	68,499	80,255
Current liabilities		
Loans (note 18)	72,716	59,032
Trade creditors	34,053	34,711
Other creditors (note 19)	14,427	10,741
Trade provisions	430	-
Accruals	812	1,219
	122,438	105,703
	290,662	284,298

The accompanying notes form an integral part of the consolidated annual accounts for 2001.

TELE PIZZA, S.A. AND SUBSIDIARIES

Consolidated Statements of Profit and Loss
for the years ended
31 December 2001 and 2000
(Expressed in thousands of Euros)
(Translation from the original in Spanish)

Expenses	2001	2000	Income	2001	2000
Operating expenses			Operating income		
Materials consumed (note 10)	92,542	94,172	Net sales (note 21)	328,216	335,242
Personnel expenses (note 22)	109,980	116,166	Other operating income	14,636	10,117
Amortisation and depreciation (notes 4, 5 and 6)	20,436	19,961			
Changes in trade provisions (note 10)	(434)	-			
Other operating expenses	87,601	83,316			
Total operating expenses	310,125	313,615	Total operating income	342,852	345,359
Operating profit	32,727	31,744			
Financial expenses			Financial income		
Interest and similar expenses	7,640	5,872	Other interest and similar income	2,962	517
			Net financial expenses	4,678	5,355
Share in losses of equity accounted companies (note 7)	2,338	297			
Amortisation of goodwill on consolidation (note 9)	1,496	1,475	*Reversion of negative consolidation differences*	-	991
Profit on ordinary activities	24,215	25,608			
Extraordinary losses and expenses			Extraordinary profit and income		
Change in provisions for tangible and intangible assets (notes 5 and 6)	1,857	-	Profit on disposal of fixed assets	179	5,304
			Profit on operations involving Parent company shares	-	2,419
Change in provision for Parent company shares (note 8)	6,029	-	Capital grants taken to income	146	201
Losses on fixed assets	5,321	14,549	Extraordinary income	4,375	947
Extraordinary expenses	7,194	8,501	Prior years' profit and income	939	-
Prior years' losses and expenses	4,023	-			
Total extraordinary losses and expenses	24,424	23,050	Total extraordinary profit and income	5,639	8,871
			Net extraordinary expenses	18,785	14,179
Consolidated profit before income tax	5,430	11,429			
Income tax (note 20)	366	5,633			
Consolidated profit for the year	5,064	5,796			
Profit attributable to minority interests (note 14)	(64)	752			
Profit for the year attributable to parent company	5,128	5,044			

The accompanying notes form an integral part of the consolidated annual accounts for 2001.

TELE PIZZA, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts

31 December 2001

(Translation from the original in Spanish)

(1) Nature, Principal Activities and Composition of the Group

Tele Pizza, S.A. (hereinafter the Parent company) was incorporated with limited liability under Spanish law on 15 June 1988. Its registered offices are located in Madrid.

The statutory activity of the Parent company consists of economic studies, sales promotion of all types of products on behalf of third parties, including door-to-door advertising, import and export of all types of products and raw materials, manufacture, distribution and commercialisation of products for human consumption, on behalf of the Company or third parties, and renting of machinery and equipment to third parties. All or part of these activities may be carried out indirectly by the Company either through the ownership of shares or shareholdings in companies with identical or similar activities or by any other manner permitted by Spanish legislation.

The principal activity of Tele Pizza, S.A. and its subsidiaries (hereinafter the Group) consists of the management and operation of food sales outlets and restaurants under the brandnames TelePizza and Pizza World, for consumption at home and on the premises. At 31 December 2001 this activity is carried out through premises owned by the Company and franchises located in Spain, Portugal, Mexico, Poland, Chile, France, the United Kingdom and Morocco. Other activities include the manufacture of cheese-related dairy products.

The franchise activity consists mainly of advising on the management of shops and restaurants owned by third parties that operate under the TelePizza and Pizza World brandnames. The Group receives a percentage of its franchisees' sales (royalty) for these services.

The Group centralises its activity on promotion and advertising activities of all the restaurants and shops operating in Spain under the both brandnames.

The subsidiaries and sub-groups comprising the Tele Pizza Group, the percentage ownership and details of the respective shareholders' equities at 31 December 2001 are included in the accompanying Appendix I, which forms an integral part of this note. None of the subsidiaries are listed on the stock exchange.

At 31 December 2001 the investment in Vending Pizza, S.A. (in liquidation) has not been consolidated and, as a consequence, this company no longer forms part of the consolidated group.

In 2001 the Telepizza Mexico sub-group has entered into a contract to transfer the rights and use of the TelePizza brandname to a new company, in which third parties hold a majority interest. Consequently, at 31 December 2001 most Telepizza Mexico business units are awaiting re-opening which has been planned under a new format.

The directors of the Parent company agreed to cease the activities of the subsidiaries Telepizza UK, Plc. and Telepizza Maroc, S.A. with effect from the beginning 2002.

(2) Basis of Presentation

The directors of the Parent company have prepared these consolidated annual accounts in the format established by prevailing Spanish legislation governing the preparation of consolidated accounts (Royal Decree 1815 of 20 December 1991), from the accounting records of Tele Pizza, S.A. and its subsidiaries to present fairly the consolidated shareholders' equity and financial position of the Group at 31 December 2001 and the results of its operations for the year then ended.

The individual annual accounts for 2001 of the Parent company and its subsidiaries are pending approval by the shareholders at the respective general annual meetings. Nonetheless, the directors of the Parent company consider that the annual accounts for 2001 will be approved without significant changes.

As required by Spanish accounting principles, the consolidated balance sheet and statement of profit and loss for 2001 include comparative figures for the prior year, which formed a part of the 2000 consolidated annual accounts approved by the shareholders of the Parent company at their annual general meeting held on 22 June 2001. To facilitate comparison in the 2000 consolidated statement of profit and loss, Euros 6,687 thousand have been reclassified between net sales and other operating income. As permitted by such principles, the Parent company has opted to omit comparative data for 2000 from the consolidated notes to the accounts for 2001.

At 31 December 2001 the Group has negative working capital which, while being characteristic of the sector, is mainly due to the investments in fixed assets made during the year.

Since the end of 2001 the Parent company and its subsidiaries located in European Monetary Union member states have prepared their accounting records in Euros. Consequently, the comparative figures for 2000 included in the consolidated balance sheet and statement of profit and loss have been converted by applying the fixed exchange rate between the Euro and the Peseta and regulations regarding roundings.

(3) Significant Accounting and Consolidation Principles

The accompanying consolidated annual accounts have been prepared in accordance with the accounting principles established in the Spanish General Chart of Accounts and in Royal Decree 1815 of 20 December 1991, as follows:

(a) Consolidation principles

The most significant consolidation principles applied in accordance with Royal Decree 1815 of 20 December 1991 are as follows:

- The consolidated annual accounts have been obtained through full consolidation of the annual accounts of the subsidiaries in which Tele Pizza, S.A. holds a direct or indirect interest exceeding 50%. Companies in which Tele Pizza, S.A. holds an interest of 50% or less, but does not exercise effective majority control have been consolidated using the equity method.

- All significant balances, transactions and unrealised profits between consolidated companies have been eliminated in the consolidation process, where applicable.

- Accounting and valuation criteria applied by the subsidiaries have been brought into line with those of the Parent company, to present harmonised consolidated annual accounts.

- Positive differences between the net book value of the investments in subsidiaries and the proportional part of their shareholders' equity at the date of first consolidation or on acquisition, if this occurred subsequently, are shown under goodwill on consolidation in the balance sheet, which is amortised on a straight line basis over the twenty-year period estimated by the directors of the Parent company it will provide profits to the Group. Negative differences, similarly determined, are recorded under negative consolidation differences.

- Third party interests in shareholders' equity and results for the year of fully consolidated companies are included under minority interests in the accompanying consolidated balance sheet and under profit attributable to minority interests in the consolidated statement of profit and loss.

- The accounts of consolidated foreign companies have been converted into Euros at the closing rate of exchange method. The accounts of companies in countries with high inflation rates are adjusted for the changes to prices prior to their conversion to Euros, showing the purchasing power of currencies at year end. The difference between shareholders' equity of foreign companies at the historic rate of exchange and following conversion of assets, rights and liabilities at the closing exchange rate has been recorded under conversion differences in consolidated equity.

- The financial and tax year of all Group companies coincide with the calendar year.

(b) Establishment costs

Establishment costs, which comprise those incurred on opening new shops and increasing share capital, are stated at cost less accumulated amortisation calculated on a straight line basis over a period of five years.

(c) Intangible assets

Intangible assets are stated at cost of acquisition or direct cost of production, as appropriate, net of accumulated amortisation as follows:

- Concessions, patents, licences, trademarks and similar items are stated at cost and amortised on a straight line basis over the four-year period in which they are estimated to provide revenues.

- Goodwill arising from acquisitions is stated at cost. Goodwill on merger operations corresponds to the difference between the net book value of the interests held by Tele Pizza, S.A. and the shareholders' equities of the absorbed companies, to the limit of the market value. Goodwill is amortised systematically over the twenty-year period in which it is estimated to provide revenues.

- Charges paid for the award of administrative concessions are amortised on a straight line basis over the period of each concession.

- Software is stated at cost and, once installation has been completed, is amortised on a straight line basis over the four-year period of expected use. Software maintenance costs are expensed when incurred.

- The rights to use and the option to purchase tangible assets contracted through lease financing are recorded at the cash value of the asset at the time of acquisition. These rights are amortised on a straight line basis over the useful lives of the leased assets. The total lease instalments and the amount of the purchase option are recorded as a liability. The initial difference between the total debt and the cash value of the asset, equivalent to the financial cost of the operation, is recorded under deferred expenses and expensed over the term of the contract using a financial method. When the purchase option is exercised, the cost and accumulated depreciation of these goods is transferred to the corresponding tangible asset category.

(d) Tangible assets

Tangible assets are stated at cost, less accumulated depreciation.

Depreciation is provided on a straight line basis over the estimated useful lives of the assets as follows:

Buildings	33
Plant and machinery	6-10
Other fixed assets	
Other installations, equipment and furniture	10
Motor vehicles	2
Information technology equipment	5

Repairs and maintenance costs which do not improve the related assets or extend their useful lives are expensed when incurred.

As contracts for the rental of premises are generally for a period of ten years or more, costs incurred on improvements made and refurbishment are depreciated over the estimated useful lives of the installations.

(e) Investments

Shareholdings in companies consolidated using the equity method are stated at their underlying net book value at the year end.

Provision is generally made for a decline in value of investments where circumstances so dictate. In the case of share capital holdings, provision is made where cost exceeds the underlying net book value, adjusted to take into account any latent unrecorded goodwill at year end.

(f) Own shares

Own shares associated with stock option plans are stated at average weighted cost of acquisition. Provision is made to reflect these shares at market value.

(g) Deferred expenses

Deferred expenses comprise loan arrangement expenses and deferred interest on debts and are expensed over the terms of the corresponding debts using the financial method.

(h) Stocks

Stocks are stated at cost of acquisition or production as follows:

- Raw materials, goods for resale and other materials consumed are stated at average weighted cost of acquisition.

- Finished goods and work in progress are stated at average weighted cost of raw materials and other materials consumed, including the applicable portion of direct and indirect labour costs and other manufacturing overheads.

The Group makes provision for stocks where cost exceeds market value or when circumstances indicate doubtful recovery of such costs.

(i) Debtors

The Group makes provision for doubtful accounts in respect of overdue balances and when circumstances indicate doubtful collection.

(j) Foreign currency transactions

Foreign currency transactions are accounted for in the currency of the country in which the Group company is located, at the rates of exchange prevailing at the transaction date. Exchange gains or losses on settlement of balances are taken to consolidated profit or loss when they arise.

Balances receivable and payable in foreign currency at year end are expressed in the currency of the country in which the Group company is located, at rates of exchange approximating those at 31 December. Unrealised foreign exchange losses, determined for groups of currencies with similar maturity or market trends, are charged to expenses while unrealised exchange gains, similarly determined, are deferred.

The balance sheet and statement of profit and loss of consolidated companies located in foreign countries have been converted to Euros, as indicated in note 3(a).

(k) Current/Long-term

Assets and liabilities are classified as current if maturing within twelve months and long-term if maturing more than twelve months from the consolidated balance sheet date.

(l) Compensation for termination of employment

Except in the case of justifiable cause, companies are liable to pay indemnities to employees whose services are discontinued

In the absence of any foreseeable need for abnormal termination of employees' services and because indemnities are not payable to employees retire or voluntarily leave the Group, indemnity payments, if they arise, are expensed when the decision to terminate employment is taken.

(m) Income taxes

As the group of companies is not subject to the consolidated tax regime, the net income tax expense for 2001 shown in these consolidated annual accounts is derived from aggregation of the income tax expenses (or income, where appropriate) of the Group companies considered on an individual basis.

Income taxes are calculated based on profit reported for accounting purposes, adjusted for permanent differences with fiscal criteria and taking into consideration any applicable credits and deductions. The effects of timing differences, if applicable, are included in deferred tax assets or liabilities.

Tax credits in respect of loss carryforwards are recognised as deferred tax assets when the directors of the Parent company consider their future realisation to be reasonably assured based on estimated profitability on normal business activities. Should this not be the case, tax credits are recognised as a reduction of income tax expense in the year in which the loss is utilised.

(n) Capital grants

Capital grants are initially recorded as deferred income in the accompanying consolidated balance sheet. Income from capital grants is recognised in the consolidated statement of profit and loss on a straight line basis over the useful life of the fixed assets for which the grants have been received.

(4) Establishment Costs

Movement in establishment costs during 2001 is as follows:

	Thousands of Euros
Balance at 1 January	4,936
Additions	451
Disposals	(2,312)
Transfers	95
Amortisation for the year	(716)
Balance at 31 December	2,454

Disposals for the year are mainly derived from the Telepizza Mexico sub-group as a result of the transfer of rights and use of the TelePizza brandname, mentioned in note 1.

(5) Intangible Assets

Details of intangible assets and movement during 2001 are as follows:

	Thousands of Euros						
	Balances at 31.12.00	Additions	Disposals	Transfers	Other movement	Vending Pizza no longer consolidated	Balances at 31.12.01
Cost							
Concessions, patents, licences, trademarks and similar	11,282	148	(196)	(609)	(63)	(6,921)	3,641
Goodwill	15,494	29	(3,389)	840	(6)	-	12,968
Software	3,101	1,306	(7)	(236)	121	-	4,285
Rights over leased assets	5,856	542	-	(823)	(259)	-	5,316
Software in progress	1,299	275	(18)	-	-	-	1,556
	37,032	2,300	(3,610)	(828)	(207)	(6,921)	27,766
Accumulated amortisation							
Concessions, patents, licences, trademarks and similar	(2,533)	(345)	135	(51)	9	-	(2,785)
Goodwill	(681)	(932)	111	(840)	-	-	(2,342)
Software	(1,162)	(719)	2	139	(11)	-	(1,751)
Rights over leased assets	(1,003)	(345)	-	429	100	-	(819)
	(5,379)	(2,341)	248	(323)	98	-	(7,697)
Provisions							
Concessions, patents, licences, trademarks and similar	(6,934)	(1,268)	-	-	-	6,921	(1,281)
	24,719	(1,309)	(3,362)	(1,15	(109)	-	18,788

Other movement includes the conversion differences arising in 2001 in subsidiaries located in non-EMU countries.

Disposals of goodwill mainly include the effect of the sale of the master franchise of Telepizza France, S.A. (see note 6).

The Group has contracted certain assets through lease financing. Details of these assets and the most significant contracts signed are as follows:

	Thousands of Euros			
	Commercial premises	Machinery	Other intangible assets	Total
Cash value (cost)	3,454	1,763	99	5,316
Total value of purchase options	222	133	2	357
Duration of contracts (in years)	8-10	3-10	3-5	

A summary of the liabilities resulting from these operations at 31 December 2001 is as follows:

	Thousands of Euros
Total liability under the contracts	6,507
Payments made	
In prior years	(3,740)
During the year	(688)
Lease financing creditors	2,079

Details of these liabilities are as follows:

	Thousands of Euros
Long term (note 17)	1,587
Short term (note 18)	492
	2,079

It is Group policy to contract insurance policies to cover any risks that may arise on intangible assets.

(6) Tangible Assets

Details in tangible assets and movement during 2001 are as follows:

	Thousands of Euros						
	Balances at 31.12.00	Additions	Disposals	Transfers	Other movement	Vending Pizza no longer consolidated	Balances at 31.12.01
Cost							
Land and buildings	32;091	3,909	(144)	1,906	70	(661)	37,171
Plant and machinery	115,758	10,429	(11,845)	3,521	3,705	(869)	120,699
Other fixed assets	49,055	15,415	(9,233)	(2,622)	782	(1,800)	51,597
	196,904	29,753	(21,222)	2,805	4,557	(3,330)	209,467
Accumulated depreciation							
Buildings	(3,069)	(1,406)	42	-	(33)	-	(4,466
Plant and machinery	(36,945)	(9,880)	3,944	(1,466)	(660)	-	(45,007
Other fixed assets	(22,541)	(6,094)	3,459	(283)	(298)	292	(25,465
	(62,555)	(17,380)	7,445	(1,749)	(991)	292	(74,938
Provisions							
Plant and machinery	(1,122)	(589)	-	-	-	678	(1,033
	133,227	11,784	(13,777)	1,056	3,566	(2,360)	133,496

Other movement includes the conversion differences arising in 2001 in subsidiaries located in non-EMU countries.

Additions mainly reflect the acquisition of land for the construction of a new logistics distribution platform and new Group head offices in San Sebastian de los Reyes (Madrid) which should be completed by September 2002 (see note 26). Additions also include investments in installations and machinery in new shops and as a result of a change in the format of existing shops.

Disposals mainly reflect assets ceded from own shops converted into franchises, including the effect of the sale of the master franchise of Telepizza France, S.A. (see note 5).

Details of fully depreciated assets at 31 December 2001 are as follows:

	Thousands of Euros
Plant and machinery	7,976
Other fixed assets	8,212
	16,188

Investment in tangible assets outside Spain at 31 December 2001 is as follows:

	Thousands of Euros			
	Cost	Accumulated depreciation	Provision	Net value
Land and buildings	15,125	(2,023)	-	13,102
Plant and machinery	31,484	(6,347)	(422)	24,715
Other fixed assets	14,639	(6,798)	(167)	7,674
	61,248	(15,168)	(589)	45,491

Details of capital grants for an investment project in a factory of the Eysal sub-group are as follows:

	Thousands of Euros
Original grants	1,878
Less, recognised income	
In prior years	(618)
During the year	(146)
Cancellations	(319)
	795

The Group considers that the conditions originally established for the concession of these grants are complied with.

It is Group policy to contract insurance policies to cover any risks that may arise on tangible assets.

(7) Investments

Investments at 31 December 2001 and movement during the year are as follows:

	Thousands of Euros			
	Balances at 31.12.00	Additions	Disposals	Balances at 31.12.01
Investments in equity accounted companies	1,197	2,384	(2,528)	1,053
Long-term investments	37	5,589	(33)	5,593
Other loans	2,172	338	(1,210)	1,300
Guarantee deposits	3,038	97	(484)	2,651
Credit for losses to be offset in the long term (note 20)	-	2,696	-	2,696
	6,444	11,104	(4,255)	13,293

Details by company of investments in equity accounted companies are as follows:

	Thousands of Euros				
	Balance at 31.12.00	Share capital increase	Share in 2001 profit/(loss)	Other movemen t	Balance at 31.12.01
Fasgel, S.A.	305	-	93	(97)	301
A Tu Hora, S.A.	903	2,291	(2,431)	-	763
Velázquez 25, S.A. (in liquidation)	(11)	-	-	-	(11)
	1,197	2,291	(2,338)	(97)	1,053

Long-term investments mainly comprise the investment of the Telepizza Mexico sub-group in new operating companies.

(8) Own Shares

During 2001 the Parent company has maintained 7,775,000 own shares, without movement, in order to comply with the stock option plans for employees of the Company. The total nominal value amounts to Euros 233 thousand, representing 3.48% of the share capital at 31 December 2001. In accordance with article 79.3 of the Spanish Companies Act, the Company has created the corresponding mandatory non-distributable reserve (see note 13(e)).

The Parent company has made provision for the difference between the average acquisition cost of the aforementioned own shares and their listed price on the stock exchange at 31 December 2001. Movement is as follows:

	Thousands of Euros		
	Balances at 31.12.00	Additions	Balances at 31.12.01
Acquisition cost	35,263	-	35,263
Less, provisions	(15,705)	(6,029)	(21,734)
	19,558	(6,029)	13,529

Of the total number of own shares, 5,011,394 shares are assigned to Parent company stock option plans. The remaining 2,763,606 shares will cover new stock option plans, the terms and conditions of which will be proposed, when appropriate, by the board of directors of Tele Pizza, S.A. at the general shareholders meeting. The exercise price of the options will be higher than the net book value of the shares recorded in the balance sheet of the Parent company at 31 December 2001.

(9) Goodwill on Consolidation

Details and movement are as follows:

	Thousands of Euros			
	Balances at 31.12.00	Additions	Other movement	Balances at 31.12.01
Cost				
Eysal Group	7,216	-	(9)	7,207
Mixor, S.A.	6,763	-	(28)	6,735
Fawn, S.A.	6,764	-	-	6,764
Telepizza Insular Group	2,422	-	-	2,422
Sedes, S.A.	2,512	-	-	2,512
Telepizza Granada, S.A.	2,272	-	-	2,272
Telepizza Portugal Group	1,091	-	-	1,091
Others	812	-	(127)	685
	29,852	-	(164)	29,688
Accumulated amortisation				
Eysal Group	(521)	(360)	-	(881)
Mixor, S.A.	(1,409)	(337)	6	(1,740)
Fawn, S.A.	(676)	(338)	(1)	(1,015)
Telepizza Insular Group	(508)	(121)	-	(629)
Sedes, S.A.	(322)	(126)	-	(448)
Telepizza Granada, S.A.	(123)	(114)	-	(237)
Telepizza Portugal Group	(324)	(55)	-	(379)
Others	(254)	(45)	152	(147)
	(4,137)	(1,496)	157	(5,476)
	25,715	(1,496)	(7)	24,212

(10) Stocks

Details at 31 December 2001 are as follows:

	Thousands of Euros
Goods for resale	7,418
Raw materials and other materials consumed	4,719
	12,137

During 2001 the Group has reversed the provision of Euros 434 thousand for obsolescence.

The total cost of materials consumed during 2001 was as follows:

	Thousands of Euros
Purchases	91,462
Change in stocks	1,080
	92,542

It is Group policy to contract insurance policies to cover any risks that may arise on stocks.

(11) Debtors

Details of debtors are as follows:

	Thousands of Euros	
	Long term	Short term
Trade debtors	12,381	23,692
Advances to creditors	-	1,531
Associated companies	-	213
Sundry debtors	-	11,396
Personnel	-	235
Public entities	-	15,039
	12,381	52,106
Less, provision for doubtful debts	-	(3,081)
	12,381	49,025

Long-term debtors mature as follows:

	Thousands of Euros
Two years	3,511
Three years	2,502
Four years	2,502
Five years	2,502
Thereafter	1,364
	12,381

Debtor balances with public entities include the following:

	Thousands of Euros
With tax authorities	
Tax rebate	3,948
VAT	463
Withholdings and payments on account	1,161
Social Security authorities	21
Credit for losses to be offset in the short term (note 20)	9,446
	15,039

Movement in the provision for doubtful debts during 2001 is as follows:

	Thousands of Euros
Balance at 1 January	1,932
Charges	1,675
Reversals	(496)
Cancellations	(30)
Balance at 31 December	3,081

(12) Short-Term Investments

Details of short-term investments at 31 December 2001 are as follows:

	Thousands of Euros
Short-term investments	959
Loans to non-consolidated associated companies	645
Short-term investment securities	2,328
Other loans	301
Short-term guarantee deposits	330
	4,563
Provision for decline in value of investments	(1,100)
	3,463

The Group has classified as short-term certain investments which will be disposed in 2002.

Short-term investment securities mainly comprise investments of the Telepizza Chile sub-group which generate interest at local market rates.

Movement during 2001 in the provision for decline in value of investments is as follows:

	Thousands of Euros
Balance at 1 January	224
Charge	876
Balance at 31 December	1,100

(13) Shareholders' Equity

Details of consolidated shareholders' equity and movement during 2001 are shown in accompanying Appendix II, which forms an integral part of this note.

(a) Share capital

At 31 December 2001 share capital of the Parent company consists of 223,597,400 registered shares of Euros 0.03 par value each, fully subscribed and paid. All shares have the same voting and profit sharing rights, except own shares (see note 8), the voting and profit sharing rights of which are suspended. At 31 December 2001 no shareholder has an interest of over 10% of the share capital.

All shares are quoted on the stock exchange.

(b) Share premium

The share premium is subject to the same restrictions and may be used for the same purposes as the voluntary reserves of the Parent company, including conversion into share capital.

(c) Legal reserve

Companies are obliged to transfer 10% of the profits for the year to a legal reserve until such reserve reaches an amount equal to 20% of the share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital.

(d) Voluntary reserves

Voluntary reserves are freely distributable, except for Euros 9,525 thousand corresponding to establishment costs and goodwill of the Parent company pending amortisation at 31 December 2001.

(e) Reserve for own shares

As required by article 79 of the Spanish Companies Act, the Parent company has provided an amount for own shares in special situations (see note 8). This reserve is not distributable unless the shares are disposed of or redeemed by the Parent company.

(f) Other Parent company reserves

These reserves are generated as a result of consolidation adjustments which affect the Parent company.

(g) Fully consolidated company reserves

Details are as follows:

	Thousands of Euros
Telepizza Insular Group	1,363
Telepizza Chile Group	2,866
Telepizza Portugal Group	3,405
Telepizza Mexico Group	(4,713)
Mixor, S.A.	3,669
Fawn, S.A.	3,087
Sedes, S.A.	2,248
Telepizza France, S.A.	(4,219)
Telepizza UK, Plc	(1,554)
Eysal Group	2,445
Others	779
	9,376

(h) Equity accounted company reserves

Details are as follows:

	Thousands of Euros
Fasgel, S.A.	194
A Tu Hora, S.A.	(397)
	(203)

(i) Conversion differences

Details are as follows:

	Thousands of Euros
Telepizza Chile Group	(296)
Telepizza Poland Sp. Z o.o.	1,004
Telepizza Mexico Group	3,945
Telepizza UK, Plc.	170
Telepizza Maroc, S.A.	10
	4,833

(14) Minority Interests

Details of minority interests and movement during 2001 are as follows:

	Thousands of Euros				
	Balances at 31.12.00	Share in 2001 profit/(loss)	No longer consolidated	Dividends	Balances at 31.12.01
Telepizza Insular Group	2,027	(274)	-	(328)	1,425
Telepizza Chile Group	690	116	-	-	806
Telepizza Algeciras, S.A.	233	64	-	(49)	248
Telepizza Fuenlabrada, S.A	110	29	-	(25)	114
Eysal Group	(64)	1	-	-	(63)
Vending Universe, S.L.	29	-	(29)	-	-
	3,025	(64)	(29)	(402)	2,530

(15) Negative Consolidation Differences

Details at 31 December 2001 are as follows:

	Thousands of Euros
Telepizza Poland Sp. Z o.o.	102
Telepizza Chile Group	306
	408

There has been no movement in this caption during 2001.

(16) Provisions for Liabilities and Charges

Provisions for liabilities and charges mainly comprise the estimated amounts needed to cover contingencies for liabilities that could arise, directly or indirectly, from the Group's activities. Movement in 2001 is as follows:

	Thousands of Euros
Balance at 1 January	5,579
Transfers to short term	86
Reversals	(2,807)
Balance at 31 December	2,858

(17) Long-Term Creditors

Details are as follows:

	Thousands of Euros
Loans	67,098
Other creditors	1,401
	68,499

Details of long-term loans are as follows:

		Thousands of Euros	
Type	Final maturity	Original amount	Balance at 31.12.01
Syndicated loan	20.07.2005	96,162	85,477
Others			1,404
Less, short-term maturities (note 18)			(21,370)
			65,511
Lease finance creditors (note 5)			1,587
			67,098

The syndicated loan bears interest at market rates.

Details of the maturities of the syndicated loan are as follows:

Maturity	Thousands of Euros
One year	21,370
Two years	21,370
Three years	21,369
Four years	21,368
	85,477

Details of other long-term creditors are as follows:

	Thousands of Euros
Deferred tax liability (note 20)	595
Bills payable	280
Deposits received	339
Other creditors	187
	1,40

(18) Short-Term Loans

Details of this caption at 31 December 2001 are as follows:

	Thousands of Euros	
	Limit	Drawn down
Credit facilities	51,383	48,522
Short-term syndicated loan (note 17)		21,370
Accrued interest		558
Other lines of financing		1,774
Lease finance creditors (note 5)		492
		72,716

Credit facilities bear interest at market rates and, maybe extended on maturity if required.

(19) Other Creditors

Details are as follows:

	Thousands of Euros
Public entities	9,900
Salaries payable	2,690
Other debts	1,837
	14,427

Credit balances with public entities are as follows:

	Thousands of Euros
With tax authorities	
Withholdings	1,898
VAT payable	1,802
Social Security	2,127
Deferred tax liabilities (note 20)	1,642
Income tax payable (note 20)	2,431
	9,900

(20) Taxation

As indicated in note 3 (m), Group companies file individual tax returns. The profits generated by each Group company, determined in accordance with prevailing tax legislation in Spain and the country where each foreign subsidiary is located, are subject to tax, which may be reduced by certain credits.

Due to the treatment permitted by fiscal legislation for certain transactions, the consolidated accounting profit differs from the profit for fiscal purposes. A reconciliation of consolidated accounting profit for the year with the taxable income that each Group company expects to declare after approval of the individual annual accounts is as follows:

	Thousands of Euros
Consolidated profit, before tax	5,430
Consolidation adjustments	(13,064)
Combined accounting income, before tax	(7,634)
Permanent differences	
Application of provision for Vending Pizza, S.A.	(14,525)
Provision for own shares of the parent company	6,029
Provision for liabilities and charges	3,898
Other non-deductible expenses	2,921
Aggregated taxable accounting income	(9,311)
Timing differences	
Offset of prior years' loss carryforwards	(14,038)
Other differences	1,763
Aggregated taxable income	(21,586)
Less, aggregated tax loss	30,299
Total aggregated taxable income	8,713
Total income tax	2,933
Deductions and allowances	(502)
Income tax payable (note 19)	2,431

The Group income tax expense and income for the year is calculated as follows:

	Thousands of Euros
Expenses	
Taxable accounting income of companies with taxable income	21,991
Taxable accounting income at tax rate	7,852
Less, deductions	(502)
Income tax expense	7,350
Income	
Taxable accounting income of companies incurring tax losses on recognition tax credit	(20,055)
Taxable income at tax rate and tax income	(6,984)
Net expense	366

The Group has recognised a tax credit of Euros 6,841 thousand for losses incurred during the year. Euros 2,696 thousand have been recorded in the long term and Euros 4,145 thousand have been disclosed under short term, based on the respective periods in which these losses are expected to be offset.

Details of timing differences in the recognition of income and expense for accounting and tax purposes and the corresponding accumulated deferred tax assets and liabilities are as follows:

	Thousands of Euros	
	Timing differences	Tax effect
Deferred tax assets		
Credit for losses available for offset in the long term (note 7)	7,703	2,696
Credit for losses available for offset in the short term (note 11)	26,988	9,446
	34,691	12,142
Deferred tax liabilities (notes 17 and 19)		
Fiscal plan for accelerated depreciation	1,989	696
Fiscal plan reinvestment of capital gains	4,043	1,415
Lease financing operations	360	126
	6,392	2,237

In accordance with current legislation, taxes cannot be considered definitive until they have been inspected and agreed by the tax authorities or before the inspection period has elapsed. At 31 December 2001 the Spanish Group and other less relevant companies have open to inspection by the tax authorities all applicable taxes corresponding to the last 4 years, except Eysal, which have open to inspection all applicable taxes from 1998 to 2000 (both inclusive).

Based on the tax declarations filed by the Group companies in recent years, and those expected to be declared for 2001, the Group has loss carryforwards of Euros 58,397 thousand to be offset against future profits.

In accordance with the prevailing legislation in each country, if, on application of accounting principles, losses are declared, these may be carried forward to be offset against profits of the subsequent accounting periods, the amount being distributed as considered appropriate. Losses are offset when the tax declarations are filed within the periods established by applicable legislation, without prejudice to the tax authorities' power of inspection.

The Group has credits for investment in fixed assets, job creation, training and derived from export activities amounting to Euros 3,220 thousand, applicable until 2011.

(21) Net Sales

Distribution of net sales by geographical markets is as follows:

	Thousands of Euros
Domestic market	235,082
Exports	93,134
	328,216

(22) Personnel Expenses

Details are as follows:

	Thousands of Euros
Wages and salaries	84,809
Social Security	22,133
Other social charges	3,038
	109,980

The average number of equivalent full time employees, distributed by category, is as follows:

Management	55
Shop managers	555
Other personnel	8,750
	9,360

The average headcount in 2001 for full and part time employees is 17,818.

(23) Consolidated Profit

Details of consolidated profits at 31 December 2001, considering the individual profit/loss of the Group companies and consolidation adjustments, are as follows:

	Thousands of Euros			
	Individual profit/(loss)	Consolidation adjustments	Minority interests (note 14)	Total
Tele Pizza, S.A.	(8,169)	13,314	-	5,145
Fully consolidated companies	169	2,088	64	2,321
Associated companies	-	(2,338)	-	(2,338)
	(8,000)	13,064	64	5,128

(24) Remuneration of and Balances with Directors

During the year ended 31 December 2001 the directors of the Parent company earned remuneration at Group level of Euros 769 thousand in respect of allowances, salaries and other items.

At 31 December 2001 the Group has no advances or loans with directors and has no pensions or insurance premiums commitments with members of the board of directors of the Parent company.

(25) Guarantees to Third Parties and Other Contingent Liabilities

At 31 December 2001 the Group has obtained bank guarantees of approximately Euros 4,003 thousand.

(26) Subsequent Events

On 18 January 2002 the Parent company entered into a contract whereby it undertook to sell the building under construction to which the Parent company, as lessee, will transfer its new headquarters. This contract establishes that the Parent company will be responsible for continuing construction work and will deliver the building on completion.

The directors of the Parent company estimate that no loss will be incurred on the aforementioned sale commitment.

TELE PIZZA, S.A. AND SUBSIDIARIES

2001 Consolidated Directors' Report

(Translation from the original in Spanish)

1. Company's position and Business performance

In 2001 the TelePizza Group incurred a net consolidated profit of Euros 5.13 million, which is 1.7% up on the Euros 5.04 million obtained in 2000.

This figure has been reduced by extraordinary losses of Euros 18.79 million, primarily to cover the close of Group operations in United Kingdom and Morocco, as well as a provision to cover the decline in value of own shares.

The Group has obtained this profit after generating income of Euros 342.85 million, reflecting a slight drop of 0.73% compared to the Euros 345.36 million achieved in 2000.

Throughout 2001, Tele Pizza has reorganised its international activities, continuing development in Portugal, Poland and Chile, franchising activities in France, redefining its activity in Mexico through a joint venture with the Pollo Campero Group, and commencing operations with this same Group in Central America.

Tele Pizza, S.A. has continued to pursue its development strategy as a franchise business. This year the Group has introduced a new support structure for franchisees, leading to significant improvements in the quality of the advisory services provided, which have been recognised in the award to the Company from the Spanish Association for the Development and Defence of Franchisees (AEDET).

In 2001 Tele Pizza, S.A. began development of a new concept, *La Piazza*, focusing on pizza consumption outside the home and especially for shopping centres.

Plans to expand in towns of less than 30,000 inhabitants have continued with 21 franchises operational at the end of 2001. A further 20 franchises are currently being opened.

Tele Pizza closed 2001 with a total of 867 operational outlets, compared to 848 at the 2000 close.

2. R&D

Research and development policies have continued along the same lines as in prior years.

3. Own shares

At 31 December 2001 the Parent company has 7,775,000 own shares with a total nominal value of Euros 233 thousand, representing 3.48% of share capital. In accordance with article 79.3 of the Spanish Companies Act, Tele Pizza, S.A. has provided for the mandatory non-distributable reserve.

4. Significant subsequent events

On 18 January 2002 the Group has formally undertaken to sell the building under construction to which the Parent company, as lessee, will transfer its new head offices in 2002.

The contract will be executed in public deed once construction of the building has been completed by the Group.

The Consolidated Annual Accounts and the Director's Report , which are included on pages above, were prepared by the Board of Directors of Tele Pizza, S.A., during its meeting held on 21 March 2002. In this same meeting, the Chairman and Secretary of the Board signed the aforementioned pages in representation of the other Board members.

Pedro Ballvé Lantero Chairman	José Carlos Olcese Santonja Vice-Chairman
Aldo Olcese Santonja Board Member	Alfonso Martínez de Irujo Fitz-James Stuart Board Member
Rainiero Vanni D´Archirafi Board Member	Joaquín Cayuela Vergés Board Member
Antonio Catalán Díaz Board Member	Claudio Boada Palleres Board Member
Rafael Hernández García Board Member	Guillermo de la Dehesa Romero Board Member
Fernando Zapater Marques Board Member	Javier Gaspar Pardo de Andrade Non Board Member Secretary

TELE PIZZA, S.A. AND SUBSIDIARIES

Details of Investments in Group Companies

31 December 2001

(Expressed in thousands of Euros)

(Translation from the original in Spanish)

	Registered offices	% direct ownership	Shareholders' equity: Capital	Reserves	Result	Interim dividend	Total
Direct investments in fully consolidated companies							
Fawn, S.A. *(1)*	Bilbao	100.00%	331	3,887	1,109	-	5,327
Telepizza Insular Group *(2)*	Las Palmas	51.00%	108	3,363	(716)	(322)	2,433
Telepizza Córdoba, S.A. *(1)*	Madrid	100.00%	123	671	(124)	-	670
Eysal Group *(2)*	Madrid	100.00%	5,128	12,837	7,911	-	25,876
Telepizza Fuenlabrada, S.A. *(3)*	Madrid	70.00%	96	186	96	-	378
Telepizza Algeciras, S.A. *(3)*	Madrid	51.00%	78	297	131	-	506
Mixor, S.A. *(1)*	Madrid	100.00%	3,215	2,158	(1,031)	-	4,342
Circol, S.A. *(4)*	Madrid	100.00%	1,085	238	8	-	1,331
Telepizza Granada, S.A. *(1)*	Madrid	100.00%	108	336	107	-	551
Sedes, S.A. *(1)*	San Sebastián	100.00%	150	2,925	714	-	3,789
Lubasto Holding Group *(4)*	Amsterdam	100.00%	27	1,277	(395)	-	909
Telepizza Maroc, S.A. *(3)*	Casablanca	99.90%	59	(249)	(478)	-	(668)
Telepizza Portugal Group*(2)*	Lisbon	100.00%	1,893	3,608	2,045	-	7,546
Telepizza UK, Plc *(1)*	London	100.00%	2,787	(1,384)	(4,633)	-	(3,230)
Telepizza México Group*(2)*	Fed. dist. of Mexico	100.00%	44,452	(768)	(31)	-	43,653
Telepizza France, S.A. *(1)*	Paris	81.95%	6,484	2,132	(4,540)	-	4,076
Telepizza Chile Group*(2)*	Santiago de Chile	88.00%	3,933	1,683	978	-	6,594
Telepizza Poland Sp. Z o.o. *(1)*	Warsaw	100.00%	8,193	854	(392)	-	8,655
Direct investments in equity accounted companies							
Fasgel, S.A. *(4)*	Santander	25.01%	60	711	371	(192)	950

(1) Audited
(2) Main companies of subgroup audited
(3) Limited review
(4) Unaudited

The shareholders' equities shown in this Appendix have been taken from the annual accounts for 2001 and do not reflect adjustments resulting from the consolidation of companies, the subgroup or the parent company.

Indirect participations have been consolidated using the same full consolidation and equity accounting criteria as for direct investments detailed above.

This appendix forms an integral part of note 1 to the consolidated annual accounts for 2001, in conjunction with which it should be read.

TELE PIZZA, S.A. AND SUBSIDIARIES

Details of Movement in Consolidated Shareholders' Equity
for the year ended
31 December 2001

(Expressed in thousands of Euros)
(Translation from the original in Spanish)

		Parent company reserves												
		Non-distributable reserves				Distributable reserves								
	Share capital	Legal reserve	Own share reserves	Merger reserve	Other Parent company reserves	Share premium	Voluntary reserves	Total Parent company reserves	Reserves in fully consolidated companies	Reserves in equity accounted companies	Conversion differences	Total reserves in consolidated companies	Profit attributable to Parent company	Total
Balance at 31.12.00	6,7	1,290	19,5	13	4,227	11,369	30,990	67,44	6,053	190	2,60	8,852	5,044	88,051
Distribution of 2000 profit														
Parent company reserves	-	-		-	11,436	-	6,229	17,66	-	-	-	-	(17,665	-
Reserves in fully consolidated companies	-	-		-	-	-	-		(12,324)	-	-	(12,324)	12,324	-
Reserves in equity accounted companies	-	-		-	-	-	-		-	(297)	-	(297)	297	-
Conversion differences	-	-		-	-	-	-		-	-	2,671	2,671	-	2,671
Vending Pizza, S.A. no longer consolidated	-	-		-	(14,850)	-	-	(14,8	11,985	-	-	11,985	-	(2,865
Adjustment to reserve for own shares	-	-	(6,0	-	-	-	6,029		-	-	-	-	-	-
Reclassificiations and other movements	-	-		-	(2,987)	-	-	(2,98	3,662	(96)	(447)	3,119	-	132
Consolidated profit for 2001	-	-		-	-	-	-		-	-	-	-	5,128	5,128
Balance at 31.12.01	6,7	1,290	13,5	13	(2,174)	11,369	43,248	67,27	9,376	(203)	4,83	14,006	5,128	93,117

This appendix forms an integral part of note 13 to the consolidated annual accounts for 2001, in conjunction with which it should be read.